UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y0017S102
(CUSIP Number)

Peter C. Georgiopoulos
c/o Aegean Marine Petroleum Network Inc.
299 Park Avenue
New York, New York 10171
(212) 763-5637

with a copy to

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attn: Gary J. Wolfe
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________
*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0017S102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

5,420,250

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

5,420,250

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,420,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y0017S102

Explanatory Note:

This Amendment No. 4 to the Schedule 13D/A that was filed on December 19, 2011 is being filed as a result of a decrease in the number of outstanding common shares, par value $0.01 per share (the "Common Stock") of Aegean Marine Petroleum Network Inc, a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Issuer") following the repurchase of 11,303,031 shares of Common Stock by the Issuer.

Item 1.                          Security and Issuer.

There are no material changes from the Schedule 13D/A that was filed on December 19, 2011.

Item 2.                          Identity and Background.

There are no material changes from the Schedule 13D/A that was filed on December 19, 2011.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D/A that was filed on December 19, 2011 is hereby amended to add the following:

Pursuant to Restricted Share Award Agreements dated as of February 22, 2012, April 26, 2013, February 26, 2014, March 16, 2015, and March 16, 2016 between the Issuer and the Reporting Person, an aggregate 1,025,000 shares of Common Stock, that were or are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in each agreement, were granted to the Reporting Person under the Issuer's Amended and Restated 2006 Equity Inventive Plan and/or 2015 Equity Incentive Plan, as applicable. No cash or other consideration was paid in connection with the acquisition of these shares.

Item 4.                          Purpose of Transaction.

There are no material changes from the Schedule 13D/A that was filed on December 19, 2011.

Item 5.                          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 5,420,250 shares of Common Stock, which represents approximately 13.8% of 39,403,822 shares of Common Stock outstanding as of September 15, 2016.

(b)	The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of 5,420,250 shares of Common Stock and the shared power to vote or to direct the vote of and to dispose of or direct the disposition of 0 shares of Common Stock.

(c)	Other than as set forth herein, the Reporting Person has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no material changes from the Schedule 13D/A that was filed on December 19, 2011.

Item 7.                          Materials to be Filed as Exhibits.

No.	Exhibit

1.	Form of Restricted Share Award Agreement by and among Aegean Marine Petroleum Network Inc. and Peter C. Georgiopoulos.*

2.
Demand Promissory Note by and among Leveret International Inc. and Peter C. Georgiopoulos, dated as of May 21, 2010 and Stock Purchase Agreement by and among Leveret International Inc. and Peter C. Georgiopoulos, dated as of May 17, 2010.*

3.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.*

* Previously filed and hereby incorporated by reference from the Schedule 13D/A of the Reporting Person filed with the U.S. Securities and Exchange Commission on August 18, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2016
(Date)

/s/ Peter C. Georgiopoulos
Name: Peter C. Georgiopoulos

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).